U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q
☐Form N-SAR

For Period ended: June 30, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

United Heritage Corporation

Full Name of Registrant

N/A

Former Name if Applicable

200 North Loraine, Suite 400

Address of Principal Executive Office (Street and Number)

Midland, Texas 79701

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to the bankruptcy of Lothian Oil Inc., which had been providing funding to the registrant, the registrant has lost a number of employees. As a result, it does not have the ability to file this report within the prescribed period. However, the registrant expects to be able to file the report on or before August 21, 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

C. Scott Wilson	432	686-2618
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Heritage Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2007

/s/ C. Scott Wilson
C. Scott Wilson, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

United Heritage Corporation
Explanation of the anticipated change in results of operations

On March 30, 2007, UHC New Mexico Corporation, a wholly-owned subsidiary of the registrant, sold all of its oil and gas producing assets. As a result, the registrant’s revenues will decrease by approximately 98% and operating costs and expenses will decline by approximately 65% during the three months ended June 30, 2007. As a result of the sale, the registrant expects to report a net gain of approximately $81,000 as compared to the net loss of $700,699 reported for the three months ended June 30, 2006.